Brian F. Faulkner
                          A PROFESSIONAL LAW CORPORATION
    27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
            T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                   E: BRIFFAULK@AOL.COM





VIA FEDERAL EXPRESS AND EDGAR


July 12, 2006


H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  RMD Technologies, Inc.
     Amendment No. 9 to Registration Statement on Form 10-SB
     Filed July 12, 2006
     Amendment No. 3 to Form 10-QSB for the Quarter Ended February 28, 2006 Filed July 12, 2006
     File No. 0-51109

Dear Mr. Owings:

     This letter is in response to my telephone conversation of this date with Adam Phippen of your office with regard to Amendment No. 9 to the Form 10-SB registration statement of RMD Technologies, Inc., a California corporation ("Company"), filed on July 12, 2006, and Amendment No. 3 to Form 10-QSB for the quarter ended February 28, 2006, filed on July 12, 2006. Each comment point in our conversation will be addressed below and in an amended Form 10-SB, and an amended Form 10-QSB to be filed on EDGAR:

1. As requested a chart that did not apply to the Company has been removed from the end of Note 4 to the February 28, 2006 financial statements.

2. As requested, the word "RESTATED" has been inserted at the top of the Statements of Operations (three and nine months ended February 28, 2006).

3.  As requested, paragraph (c) of Note 4 has been amended.

4. As requested, the charts at the end of Note 4 now cover both the three and nine months ended February 28, 2006 (with the restated numbers clearly marked).

     I have enclosed two marked copies of the relevant pages of the filed Form 10-SB/A (Amendment No. 10) and the filed Form 10-QSB/A (February 28, 2006) (Amendment No. 4) showing the changes made pursuant to this letter. Should you have any additional comments or questions, please feel free to contact me.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Pat Galliher, RMD Technologies, Inc.